As confidentially submitted to the U.S. Securities and Exchange Commission on April 10, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Rubico Inc.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

+30 210 812 8107

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Watson Farley & Williams LLP

Attention: Will Vogel, Esq.

120 West 45th Street, 20th Floor

New York, New York 10036

+1 (212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Will Vogel, Esq. Watson Farley & Williams LLP 120 West 45th Street, 20th Floor New York, New York 10036 +1 (212) 922-2200 (telephone number)	Barry I. Grossman, Esq. Matthew Bernstein, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 +1 (212) 370-1300 (telephone number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED April 10, 2026

PRELIMINARY PROSPECTUS

          Up to              Units

Each Unit Consisting of One Common Share or One Pre-funded Warrant to Purchase One Common Share and One and One-Half Class C Warrants to Purchase Common Shares

             Placement Agent Warrants

(and up to              Common Shares Underlying the Pre-funded Warrants, up to              Common Shares

Underlying the Class C Warrants and up to              Common Shares Underlying the Placement Agent Warrants)

Rubico Inc.

This is a best efforts public offering of               units (“Units”), each Unit consisting of one share of our common stock, par value $0.01 per share (“Common Shares”) and one and one-half Class C Warrants (each, a “Class C Warrant”) to purchase one Common Share, at an assumed public offering price of $               per Unit, based upon the closing price of our Common Shares on the Nasdaq Capital Market on              , 2026.

Each Class C Warrant will be immediately exercisable for one Common Share at an exercise price of $               per share (100% of the public offering price of each Unit sold in this offering) and expire five years after the issuance date.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one pre-funded warrant in lieu of Common Shares (each, a “Pre-funded Warrant”) and one and one-half Class C Warrant. Each Pre-funded Warrant will be exercisable for one Common Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Common Share, minus $0.01, and the exercise price of each Pre-funded Warrant will be $0.01 per Common Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Common Share that we are offering will be decreased on a one-for-one basis. The Common Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Class C Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of the Securities We Are Offering” in this prospectus for more information.

The actual public offering price per Unit will be determined between us and the investors, along with consultation with the Placement Agent (as defined below), at the time of pricing, based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results and the general condition of the securities markets at the time of this offering, and may be at a discount to the current market price of our Common Shares. Therefore, the assumed public offering price used in this prospectus may not be indicative of the final offering price.

Our Common Shares are listed on Nasdaq under the symbol “RUBI.”

There is no established trading market for the Class C Warrants or Pre-funded Warrants and we do not expect an active trading market to develop. We do not intend to list the Class C Warrants or Pre-funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Class C Warrants and Pre-funded Warrants will be limited.

We qualify as an “emerging growth company” as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, as such, we may elect to comply with certain reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

The Common Shares sold in this offering include preferred stock purchase rights which trade with the Common Shares and are also being registered under the registration statement of which this prospectus forms a part. We are also registering the Common Shares issuable from time to time upon exercise of the Class C Warrants and Pre-funded Warrants included in the Units offered hereby.

We have a multi-class capital structure consisting of Common Shares, Series D Preferred Shares and Series G Preferred Shares. Our common shareholders are entitled to one vote for each Common Share held. Each Series D Preferred Share and Series G Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to satisfy minimum voting right financing agreement covenants. No holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation, as amended and the Statements of Designation for our Series D Preferred Shares and our Series G Preferred Shares, holders of our Series D Preferred Shares, holders of our Series G Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders. Please see “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” which is filed as an exhibit to our most recent Annual Report on Form 20-F that is incorporated herein by reference, for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

The Lax Trust, an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of Top Ships Inc. (the “Former Parent”)—a public company incorporated under the laws of the Republic of the Marshall Islands. The Series D Preferred Shares held by the Lax Trust represent 89.4% of our total voting power. Because the Lax Trust beneficially owns the majority of our voting power, it has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors and, as a result, the ability of our common shareholders to influence our corporate matters is limited. Further, Central Mare Inc. (“Central Mare”), a Company affiliated with the family of Mr. Evangelos J. Pistiolis, is the sole beneficial owner of the Series G Preferred Shares. The Series G Preferred Shares held by Central Mare represent 3.8% of our total voting power. Please see “Risk Factors—Risks Relating to Our Common Shares—Since our formation on August 1st, 2025, our controlling shareholder, through the ownership of 100% of our Series D Preferred Shares, may control the outcome of matters on which our shareholders are entitled to vote” in our most recent Annual Report on Form 20-F, incorporated herein by reference.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus and those risk factors in the documents incorporated by reference for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have engaged Maxim Group LLC (the “Placement Agent” or “Maxim”), to act as our exclusive placement agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering, and the Placement Agent is not required to arrange the purchase or sale of any specific number or dollar amount worth of securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual offering amount, Placement Agent’s fee and proceeds to us, if any, are not presently determinable and may be substantially less than the maximum offering amounts described throughout this prospectus. We have agreed to pay the Placement Agent, the Placement Agent fees set forth in the table below and to provide certain other compensation to the Placement Agent. See “Plan of Distribution” for more information regarding these arrangements.

		Per Unit Consisting of One Common Share and Accompanying Class C Warrants	Per Unit Consisting of One Pre-funded Warrant and Accompanying Class C Warrants		Total
Public offering price	$			$
Placement Agent Fees(1)	$			$
Proceeds, before expenses, to us(2)	$			$

(1)	The Placement Agent fees shall equal 6.0% of the gross proceeds of the securities sold by us in this offering. We have agreed that the Placement Agent will also receive warrants to purchase a number of Common Shares equal to 5.0% of the total number of Shares and Pre-funded Warrants being sold in this offering, at an exercise price equal to 100% of the public offering price of each Unit in this offering, subject to certain customary anti-dilution adjustments (the “Placement Agent Warrants”). The Placement Agent Warrants will be immediately exercisable and will expire five years after the commencement of sales in the offering. The Placement Agent Warrants and the Common Shares issuable upon exercise of the Placement Agent Warrants are also being registered under the registration statement of which this prospectus forms a part. We have also agreed to reimburse the Placement Agent for certain expenses. We refer you to the section entitled “Plan of Distribution” of this prospectus for additional information regarding total compensation and other items of value payable to the Placement Agent.

(2)	Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. We estimate the total expenses of this offering payable by us, excluding the Placement Agent fee, will be approximately $ million.

The offering will settle delivery versus payment or receipt versus payment, as the case may be. We expect to deliver the securities offered hereby on or about           , 2026, subject to satisfaction of certain customary closing conditions.

Sole Placement Agent

Maxim Group LLC

The date of this prospectus is           , 2026

This prospectus is part of a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by Rubico Inc. This prospectus, together with the information incorporated herein by reference, includes important information about us, the Common Shares, and other information you should know before investing. This information, other than exhibits to documents that are not specifically incorporated by reference into this prospectus, is available to you via the SEC’s website at http://www.sec.gov.

We may in the future prepare a supplement to this prospectus. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in the prospectus supplement.

This prospectus does not contain all of the information provided in the registration statement that we filed with the SEC. You should read this prospectus together with the additional information about us described in the section below entitled “Where You Can Find Additional Information.” You should rely only on the information contained in and incorporated by reference into this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the Placement Agent has not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the SEC, is effective. We are not, and the Placement Agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in or incorporated by reference into this prospectus is accurate as of any date other than the date of those respective documents unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

The market data and other statistical information used throughout this prospectus and incorporated by reference herein has been compiled from publicly available information and industry publications. These sources generally state that the information they provide is believed to be reliable however, it is subject to subjective assessments and changes and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any market research and statistical survey. Therefore, the accuracy and completeness of the information are not guaranteed and estimates and beliefs based on such data may not be reliable. In addition, such market data and statistical information may be different from other sources and may not reflect all or even a comprehensive set of the actual events and transactions occurring in the market. Although we are responsible for all of the disclosures contained in and incorporated by reference into this prospectus and we believe that such market data and statistical information is reliable, we have not independently verified its accuracy or completeness. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” herein and incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere herein and incorporated by reference. This summary may not contain all of the information that may be important to you. You should read this summary together with the more detailed information appearing elsewhere in this prospectus, as well as the information in the documents incorporated by reference or deemed incorporated by reference into this prospectus. You should carefully consider, among other things, the matters discussed in the section titled “Risk Factors” in this prospectus and in our most recent Annual Report on Form 20-F for the year ended December 31, 2025. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements” in this prospectus.

Unless otherwise indicated, references in this prospectus to “Rubico,” the “Company,” “we,” “our,” and “us,” refer to Rubico Inc. or any one or more of its subsidiaries, or to such entities collectively. References in this registration statement to the “Former Parent” refer to Top Ships Inc. References to our “Fleet Manager” or “CSI” are to Central Shipping Inc., a related party of our Former Parent and us, which performs the day-to-day management of our fleet.

Unless otherwise indicated, references to “U.S. dollars,” “dollars,” “USD” and “$” in this prospectus are to the lawful currency of the United States of America. We use the term “deadweight tons”, or “dwt”, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of vessels.

We use the term “fleet” in describing our tanker vessels to the exclusion of any yachts that may be owned by us or purchased by us in the future.

Further, unless otherwise indicated, references to our Common Shares and per share amounts, including the number of Common Shares issuable upon exercise of warrants and the exercise price per Common Share, are adjusted to reflect the consolidation of our Common Shares through the one-for-thirty reverse stock split of our issued and outstanding Common Shares that became effective on December 2, 2025, the one-for-seven-and-eight-tenths reverse stock split of our issued and outstanding Common Shares that became effective on February 12, 2026, and the one-for-ten reverse stock split of our issued and outstanding Common Shares that became effective on April 9, 2026.

Capitalized terms used but not defined in this prospectus shall have the meanings ascribed to them in our most recent Annual Report on Form 20-F, which was filed with the Commission on March 20, 2026.

Our Company

We are a global provider of shipping transportation services. We specialize in the ownership of vessels. The vessels initially comprising our fleet and each of the vessels we may acquire in the future is or will be owned through a separate wholly owned subsidiary.

We are an international owner and operator of two modern, fuel efficient eco, 157,000 dwt Suezmax tankers, the M/T Eco Malibu with an age of 4.9 years and the M/T Eco West Coast with an age of 5.0 years, each focusing on the transportation of crude oil.

We were incorporated by the Former Parent under the laws of the Republic of the Marshall Islands on August 11, 2022 to serve as the holding company for two of its vessel-owning subsidiaries, Athenean Empire Inc. (the “Athenean Rubico Predecessor” or “Athenean”) and Roman Empire Inc. (the “Roman Rubico Predecessor” or “Roman” and, together with the Athenean Rubico Predecessor, the “Rubico Predecessor”) that were contributed to us by the Former Parent in connection with the distribution of our issued and outstanding Common Shares (including the related preferred stock purchase rights), to the Former Parent’s shareholders and warrant holders (the “Spin-Off”).

Chartering of our Fleet

We intend to expand our fleet into other seaborne transportation sectors depending on available opportunities, opportunistically considering further expansion into other crude or product oil tanker vessels as well as diversification into other sectors related to seaborne transportation of goods or passengers, including recreational transportation, depending on our assessment of market conditions and available opportunities at the time when an acquisition is possible. Our targets may include newbuilding vessels or vessels from the secondhand market, including acquisitions from unrelated third parties, the Former Parent or other related parties.

Management of our Company and our Fleet

Prior to the consummation of the Spin-Off, we entered into a letter agreement (the “CSI Letter Agreement”) with our Fleet Manager, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, and our controlling shareholder, is a trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, which detailed the terms on which any vessels we may acquire will be managed. Both Athenean and Roman have entered into management agreements with our Fleet Manager on May 28, 2020 and on March 18, 2026, Roman Shark IX Inc., a subsidiary of the Company entered into a management agreement with our Fleet Manager (each a “Management Agreement” and, together, “the “Management Agreements”). Both the Management Agreements and the CSI Letter Agreement can only be terminated subject to an eighteen-month advance notice, subject to a termination fee equal to twelve months of fees payable under the CSI Letter Agreement or each of the Management Agreements.

Pursuant to the CSI Letter Agreement as well as the Management Agreements, we currently pay a management fee of $670 per day per vessel for the provision of technical, commercial, operation, insurance, bunkering and crew management, commencing three months before the vessel is scheduled to be delivered by the shipyard. In addition, the Management Agreements and the CSI Letter Agreement provide for payment to our Fleet Manager of: (i) $609 per day for superintendent visits plus actual expenses; (ii) a chartering commission of 1.25% on all freight, hire and demurrage revenues; (iii) a commission of 1.00% on all gross vessel sale proceeds or the purchase price paid for vessels, (iv) in the case of a vessel under construction, a 1.00% of commission denoted as “Newbuilding vessels monitoring fee” that is payable as follows: 25% of the commission on the purchase of the newbuilding construction contract, 25% of the commission on the steel cutting of the newbuilding vessel, 25% of the commission on launching of the newbuilding vessel and 25% of the commission on the delivery of the newbuilding vessel to the Company (“steel cutting” and “launching” are newbuilding vessel construction milestones, evidenced by notices received by the shipyard) and (v) a financing fee of 0.2% on derivative agreements and loan financing or refinancing. Our Fleet Manager will also perform supervision services for any newbuilding vessel we may acquire while the vessel is under construction, for which we will pay our Fleet Manager the actual cost of the supervision services plus a fee of 7% of such supervision services.

Our Fleet Manager provides, at cost, all accounting, reporting and administrative services. Finally, the Management Agreements and the CSI Letter Agreement provide for a performance incentive fee for the provision of management services to be determined at the discretion of our Board of Directors (the “Board of Directors” or the “Board”). The Management Agreements and the CSI Letter Agreement have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen-month advance notice of termination. Pursuant to the terms of the Management Agreements and the CSI Letter Agreement, all fees payable to our Fleet Manager are adjusted annually according to the U.S. Consumer Price Index (“CPI”) of the previous year and if CPI is less than 2% then a 2% increase is effected and if CPI is more than 5%, then a 5% increase is effected.

For further information, please see “Major Shareholders and Related Party Transactions” in our most recent Annual Report on Form 20-F.

Our Competitive Strengths

Opportunity for growth. We believe we will be well positioned to opportunistically expand and maximize our current fleet due to competitive cost structure, strong customer relationships and experienced management team.

Demonstrated access to financing. We believe that we are well placed to take advantage of business opportunities due to the Fleet Manager’s operational platform, which we aim to leverage, along with our Fleet Manager’s demonstrated access to financing at the Former Parent. We believe that our ability to access financing will continue to allow us to capture additional market opportunities when they arise.

Our Fleet Manager’s commercial relationships, reputation and track record. We believe that our Fleet Manager’s network of commercial relationships and reputation and track record in building shipping fleets should provide us with access to attractive acquisition, chartering and vessel financing opportunities.

Modern, Fuel Efficient, Scrubber Fitted Fleet. Our vessels have the latest-generation, fuel efficient design and specifications. We believe that modern, fuel-efficient vessels like ours command higher charter rates than conventional vessels.

Our Business Strategies

Opportunistic and sector-agnostic vessel acquisition strategy. We plan to exploit opportunities in any sector related to seaborne transportation of goods or passengers, including recreational transportation that provides an attractive demand and supply profile as well as a positive market outlook in the medium to long-term by acquiring vessels trading in this sector. The decision for entering a new sector will be based on robust fundamentals and thoughtful analysis of factors affecting both the demand side and the supply side, while the selection of the target vessel will be subject to strict qualitative criteria including the environmental performance and energy efficiency of the acquisition candidates.

Expand our fleet through accretive acquisitions. We intend to grow our current fleet through timely and selective acquisitions of additional vessels at attractive valuations. In evaluating acquisitions, we consider and analyze, among other things, our expectation of fundamental developments in the shipping industry, the level of liquidity in the resale and charter market, the vessel condition and technical specifications, the expected remaining useful life, as well as the overall strategic positioning of our fleet and customers. For vessels acquired with charters attached, we also consider the credit quality of the charterer and the duration and terms of the contracts in place. Based on our Fleet Manager’s successful track record, commercial expertise and reputation in the marketplace as well as our transparent and public corporate structure, we believe that we are well-positioned to source off-market opportunities to acquire secondhand vessels. As a result, we may be able to acquire vessels on terms more favorable than those we could obtain without access to these opportunities.

Access to attractive chartering opportunities. Our Fleet Manager has built relationships with many well-known charterers, which we believe is the result of its and our Former Parent’s reputation for reliable service, safety and dependability. Through a combination of fixed period time charters and spot charters, our Former Parent and Fleet Manager have historically provided services to many national, regional and international oil companies, charterers and oil traders, including Shell, BP, ExxonMobil, Petrobras, ConocoPhillips, Pemex, Hellenic Petroleum, Glencore, Clearlake, Vitol and Trafigura. We focus on the needs of our customers and intend to acquire tankers and upgrade our fleet based on the requirements and specifications of our charterers, which we believe will enable us to obtain repeat business from our customers.

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Scrubber installations, Existing Vessel Design Index, or EEXI, upgrades, and Energy Saving Devices (“ESDs”) installations, weather routing, slow steaming, ballast and trim optimization during the ballast voyage legs, application of noise reduction designs and frequent propeller and hull cleaning policy constitute examples of the environmental practices our management team has deployed. Moreover, we pay considerable attention to our human resources both on our vessels, or vessels we may acquire and ashore, proven by a variety of practices, including, gender discrimination elimination, performance KPIs, worldwide training and medical insurance.

Recent and Other Developments Summary

On March 31, 2025, the Newbuilding Yacht SPA was consummated. As of the date of this prospectus $31.0 million of the Newbuilding Yacht consideration has been settled; $7.0 million of the Newbuilding Yacht consideration is still outstanding.

On April 9, 2026, we effected a one-for-ten reverse stock split of our Common Shares. There was no change in the number of our authorized common shares.

Corporate Information

Rubico Inc. is a holding company existing under the laws of the Republic of the Marshall Islands. Our executive offices are currently located at 20 Iouliou Kaisara Str, 19002, Paiania, Athens, Greece and our telephone number is +30 210 812 8107. Our website is www.rubicoinc.com. The Commission maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this prospectus.

Formation Transactions

The operating vessels of our fleet were contributed to us by the Former Parent in connection with the Spin-Off.

The Spin-Off distribution occurred on August 1, 2025. The Spin-Off distribution was pro rata to the beneficial holders of the Former Parent’s outstanding common shares and to beneficial holders of the Former Parent’s outstanding common stock purchase warrants on an as-exercised basis to the extent such warrants contain anti-dilution provisions conferred an interest equivalent to the Spin-Off distribution, in each case as of June 16, 2025, the record date of the Spin-Off, so that such holders maintained the same proportionate interest (on a fully-diluted basis) in each respective class of shares of the Former Parent and of us both immediately before and immediately after the Spin-Off. In connection with the Spin-Off, the Former Parent distributed 100,000 Series D preferred shares (the “Series D Preferred Shares”) to the holder of the Series D perpetual preferred shares of the Former Parent. The Series D Preferred Shares distributed to the holder of the Series D perpetual preferred shares of the Former Parent were created to mirror the rights of the Series D perpetual preferred shares of the Former Parent. The holder of the Series D perpetual preferred shares of the Former Parent is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Former Parent, Mr. Evangelos Pistiolis. The Former Parent did not distribute the Series D Preferred Shares to its common shareholders in connection with the Spin-Off.

On June 23, 2025, in connection with the Spin-Off, Nasdaq approved the listing of our Common Shares under the symbol “RUBI.” The Common Shares began trading on Nasdaq on August 4, 2025, the Trading Day following the consummation of the Spin-Off.

Implications of Being a Foreign Private Issuer

As a non-U.S. company which qualifies as a “foreign private issuer” subject to reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to different requirements under the U.S. securities laws than U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—We are a ‘foreign private issuer,’ which could make our Common Shares less attractive to some investors or otherwise harm our stock price” in our most recent Annual Report on Form 20-F and “Where You Can Find Additional Information.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, or we have issued more than $1 billion in non-convertible debt in the past three years, or we become a “large accelerated filer”. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

THE OFFERING

Issuer	Rubico Inc.

Securities offered by us

Up to            Units, at an assumed public offering price of $       per Common Share, which is based on the closing price of our Common Shares on Nasdaq on            , 2026. The actual public offering price per Unit will be determined between the investors in the offering, along with consultation with the Placement Agent, and may be at a discount to the current market price of our common shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Each Unit consists of one Common Share and one and one-half Class C Warrants. We will not issue any fractional Class C Warrants in this offering and will round down the number of Class C Warrants any purchaser of Units would otherwise receive to the nearest whole number.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant and one and one-half Class C Warrants. Each Pre-funded Warrant will be exercisable for one Common Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Common Share, minus $0.01, and the exercise price of each Pre-funded Warrant will be $0.01 per Common Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Common Share that we are offering will be decreased on a one-for-one basis. The Common Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Class C Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.

This prospectus also relates to the offering of the Common Shares issuable upon exercise of the Class C Warrants and Pre-funded Warrants.

Description of the Class C Warrants	Each Class C Warrant will have an exercise price of $ per share (100% of the public offering price of each Unit sold in this offering), will be exercisable upon issuance and will expire five years from issuance. Each Class C Warrant is exercisable for one Common Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common shares as described herein. This prospectus also relates to the offering of the Common Shares issuable upon exercise of the Class C Warrants. For more information regarding the Class C Warrants, you should carefully read the section titled “Description of the Securities We Are Offering” in this prospectus.

Preferred share purchase rights	Our Common Shares include preferred share purchase rights, as described in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” which is filed as an exhibit to our most recent Annual Report on Form 20-F, which is incorporated herein by reference.

Common Shares to be outstanding immediately after this offering	Common Shares, assuming no issuance of Pre-funded Warrants and no exercise of the Class C Warrants issued in this offering.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $9.3 million, after deducting Placement Agent fees and estimated offering expenses payable by us.
However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceed s. We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments, construction of our 47,499 dwt chemical/product oil carrier (the “Newbuilding MR Tanker”) and our newbuilding megayacht, the M/Y Sanlorenzo 1150Exp (the “Newbuilding Yacht”) and fleet expansion, which may include the acquisition of secondhand or newbuilding vessels from third parties and/or affiliated companies.

The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above.

Placement Agent Warrants	We have agreed to issue to the Placement Agent (or its permitted assignees) warrants (“Placement Agent Warrants”) to purchase a number of Common Shares equal to 5.0% of the total number of Shares and Pre-funded Warrants being sold in this offering. The terms of the Placement Agent Warrants will be substantially similar to those of the Class C Warrants issued in the Offering. See the form of Placement Agent Warrant filed as an exhibit hereto for a complete description of the terms of the Placement Agent Warrants. The Placement Agent Warrants and the Common Shares underlying the Placement Agent Warrants are being registered on the registration statement of which this prospectus is a part.

Listing	Our Common Shares are listed on Nasdaq under the symbol “RUBI”. There is no established public trading market for the Class C Warrants and Pre-funded Warrants and we do not expect such market to develop. We do not intend to list the Class C Warrants and Pre-funded Warrants on any securities exchange or other trading market.

Risk factors	An investment in our securities involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” beginning on page 9 below and in our most recent Annual Report on Form 20-F, which is incorporated by reference herein, before you make an investment in our securities.

(1)	Based on Common Shares issued and outstanding as of April , 2026. Not including 132,478 Common Shares issuable under our outstanding Class A Warrants, Class B Warrants, January Representative Warrants or our 2025 Equity Incentive Plan. Unless otherwise indicated, this prospectus reflects and assumes (i) no sale of Pre-funded Warrants in this offering, which, if sold, would reduce the number of Common Shares that we are issuing as part of Units in this offering on a one-for-one basis and (ii) no exercise of Class C Warrants issued in this offering.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment in our securities, you should carefully consider all of the information included or incorporated by reference into this prospectus, including the risks described under the heading “Item 3. Key Information-D. Risk Factors” in our most recent Annual Report on Form 20-F, which is incorporated by reference herein, and as updated by annual and other reports and documents we file with the Commission after the date of this prospectus. Please see the section of this prospectus entitled “Where You Can Find Additional Information.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

Risks Relating to Our Common Shares and this Offering

Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, operating results and cash flow.

The public offering price in this offering will be set by our Board of Directors and does not necessarily indicate the actual or market value of our Common Shares.

Our Board of Directors, or a committee designated by the Board of Directors, will approve the public offering price and other terms of this offering after considering, among other things: the current market price of our Common Shares; trading prices of our Common Shares over time; the volatility of our Common Shares; our current financial condition and the prospects for our future cash flows; the availability of and likely cost of capital of other potential sources of capital; the characteristics of interested investors and market and economic conditions at the time of the offering. The public offering price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. The public offering price may not be indicative of the fair value of our Common Shares.

There is no public market for the Class C Warrants or Pre-funded Warrants in this offering.

There is no established public trading market for the Class C Warrants and Pre-funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Class C Warrants and Pre-funded Warrants on any securities exchange or recognized trading system. Without an active market, the liquidity of the Class C Warrants and Pre-funded Warrants will be limited.

This is a best efforts offering, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities offered in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount worth of securities. There is no required minimum number of securities or amount of proceeds that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us, if any, are not presently determinable and may be substantially less than the maximum amounts described throughout this prospectus. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell all of the securities offered in this offering. The success of this offering will impact our ability to use the proceeds to execute our business plans. Thus, we may not raise the amount of capital we believe is required for our business plans and may need to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to (i) timely delivery of securities, (ii) agreement to not issue any Common Shares or securities convertible into Common Shares for a period of thirty days from closing of the offering, subject to certain exceptions and (iii) indemnification for breach of contract.

We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.

There can be no assurance that we will remain in compliance with Nasdaq’s listing qualification rules, or that our Common Shares will not be delisted, which could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares.

Future issuance of common shares may trigger anti-dilution provisions in our Series G Preferred Shares and affect the interests of our common shareholders.

The Series G Preferred Shares contain anti-dilution provisions that can be triggered by securities we may issue, including Common Shares, convertible preferred shares, and warrants, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Any issuance below the then applicable conversion price of the Series G Preferred Shares, which are convertible at our option, could result in an adjustment downward of the Series G Preferred Shares conversion price and an increase in the number of Common Shares each Series G Share is converted into. These adjustments could affect the interests of our common shareholders and the trading price for our Common Shares. Furthermore the Series G Preferred Shares holders have the option to replace the fixed conversion price with a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price (“VWAP”) of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice (but in no event can this variable conversion price be less than $0.60 (“Floor Price”)) and purchase such proportionate number of shares based on the variable conversion price in effect on the date of conversion. If using the variable conversion price of the Series G Preferred Shares, as of April 9, 2026, the Series G Preferred Shares have a conversion price of $3.28 and are convertible into 1,291,463 common shares, as may be further adjusted. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current conversion price of the Series G Preferred Shares would result in similar adjustments.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this prospectus and incorporated by reference herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in the sections entitled “Risk Factors” herein and in our most recent Annual Report on Form 20-F, incorporated by reference herein. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels and those we may acquire in the future;

•	our future operating and financial results;

•	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

•	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	our dependence on our Former Parent and our fleet manager to operate our business;

•	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and dry-docking costs;

•	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	our ability to maintain the listing of our Common Shares on Nasdaq or another trading market, in particular, after this offering;

•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;

•	potential liability from litigation and our vessel operations, including purported discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas, tensions between the United States and Iran and between Israel and Iran or the Houthi crisis in and around the Red Sea, current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark or Venezuela;

•	changes in production of or demand for oil, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to our vessel operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;

•	the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other factors discussed in the “Risk Factors” section of this prospectus and in our most recent Annual Report on Form 20-F, incorporated by reference herein.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $9.3 million, after deducting Placement Agent fees and estimated offering expenses payable by us.

However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments, and fleet expansion, including the construction of our Newbuilding MR Tanker, our Newbuilding Yacht and the acquisition of vessels or newbuilding vessels from third parties and/or affiliated companies. At this time, we have not specifically determined the allocation of proceeds with respect to our current newbuilding vessels, nor have we identified any other vessels to acquire or debt repayment, nor have we specifically identified another material use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above.

CAPITALIZATION

The following table sets forth our capitalization and indebtedness as of December 31, 2025:

1.	on an actual basis;

2.	on an adjusted basis to give effect to the 1-for-10 reverse stock split effected on April 9, 2026 and the following transactions which occurred between December 31, 2025 and April 9, 2026:

•	$1.5 million of scheduled debt repayments under the New Huarong Facility,

•

the receipt of $5.8 million from the sale and leaseback financing arrangement with a Chinese leasing Company for the Newbuilding MR Tanker (the sale and leaseback will be accounted as a financing transaction);

•	the cancellation of 3 fractional Common Shares due to the reverse stock splits effected on February 12, 2026 and April 9, 2026;

•	the issuance and sale of 633,340 Common Shares under the Equity Line Purchase Agreement for net proceeds of $14.3 million;

•	the sale of 5,064 Common Shares and 80,405 pre-funded warrants that were exercised into 80,405 Common Shares, in the January 2026 Offering for net proceeds of $3.4 million;
•	the issuance of 4,236 Series G Preferred Shares to Central Mare on March 18, 2026 for the settlement of the $4.2 million consideration for the acquisition of the Newbuilding MR Tanker;

3.	on an as further adjusted basis giving effect to the issuance and sale of Units(5) in this offering, at an assumed public offering price of $ per Unit, assuming no exercise of the Class C Warrants or the Placement Agent Warrants, after deducting the Placement Agent fees and estimated offering expenses payable by us. The pro forma as further adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Based on our audited consolidated financial statements of Rubico Inc.:
Expressed in thousands of U.S. dollars Debt:(1) (2)	Actual	As Adjusted	As Further Adjusted
Current portion of long-term debt	4,345	4,345
Non-current portion of long -term debt	77,937	82,200
Total debt	82,282	86,545
Mezzanine equity
Series G Preferred Shares (4)	—	4,871
Stockholder’s equity (3) (6) (7)
Common shares	4	8
Series D Preferred Shares	1	1
Additional paid-in capital	14,032	31,768
Retained Earnings	31,761	31,126
Total Stockholder’s and mezzanine equity	45,798	67,774
Total capitalization	128,080	154,319

(1)	Our indebtedness in the form of sale and lease back financing (both current and non-current portions) is guaranteed by us and the Former Parent; the titles of ownership of both our vessels are held by the respective vessel lenders to secure the relevant sale and lease back financing transactions.
(2)	The capitalization table does not take into account any amortization of deferred finance fees incurred after December 31, 2025.
(3)	The accounting treatment for the Class B Warrants and Placement Agent Warrants under the January 2026 Offering has not been finalized as of the date of this prospectus.

(4)

The accounting treatment for the Series G Preferred Shares has not been finalized as of the date of this prospectus and it is presented in Mezzanine Equity. The carrying value of the Series G Preferred Shares is adjusted to the current maximum redemption amount (i.e., at 115%), with the difference between carrying amount and maximum redemption amount being presented as deemed dividend, reducing the Retained Earnings.

(5)	Pre-funded warrants are treated as Common Shares for the purposes of this Capitalization table and thus each unit sold results in the issuance of one Common Share.
(6)	The accounting treatment for the Class C Warrants and the Placement Agent Warrants has not been finalized as of the date of this prospectus.
(7)	The accounting treatment for the acquisition of Roman Shark IX Inc. has not been finalized as of the date of this prospectus.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING

We are offering Units, each Unit consists of one Common Share and one and one-half Class C Warrants. We will not issue any fractional Class C Warrants in this offering and will round down the number of Class C Warrants any purchaser of Units would otherwise receive to the nearest whole number.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Common Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant and one and one-half Class C Warrants. Each Pre-funded Warrant will be exercisable for one Common Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Common Share, minus $0.01, and the exercise price of each Pre-funded Warrant will be $0.01 per Common Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Common Share that we are offering will be decreased on a one-for-one basis. The Common Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Class C Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance.

The Common Shares sold in this offering include preferred stock purchase rights that trade with the Common Shares. We are also registering the Common Shares issuable from time to time upon exercise of the Class C Warrants and Pre-funded Warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Common Shares (or Pre-funded Warrants) and the Class C Warrants comprising our Units are immediately separable and will be issued separately in this offering.

Class C Warrants and Pre-funded Warrants

The following summary of certain terms and provisions of the Class C Warrants and Pre-funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Class C Warrant and form of Pre-funded Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Class C Warrant and form of Pre-funded Warrant. The Class C Warrants and Pre-funded Warrants will be issued in certificated form only.

Exercisability. The Class C Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five years after their issuance. The Pre-funded Warrants are exercisable at any time after their original issuance until they are exercised in full. Each of the Class C Warrants and Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Common Shares purchased upon such exercise (except in the case of a cashless exercise, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the Class C Warrants and Pre-funded Warrants in the event we do not deliver Common Shares upon exercise of the Class C Warrants and Pre-funded Warrants within the time periods specified in the Class C Warrants and Pre-funded Warrants. No fractional Common Shares will be issued in connection with the exercise of a Class C Warrant or Pre-funded Warrant.

Cashless Exercise. The holder may, in its sole discretion, elect to exercise the Pre-funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Common Shares determined according to the formula set forth in the Pre-funded Warrant. If a registration statement registering the issuance of the Common Shares underlying the Class C Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Class C Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Common Shares determined according to the formula set forth in the Class C Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-funded Warrants or Class C Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-funded Warrants is $0.01 per Common Share. The exercise price per whole Common Share purchasable upon exercise of the Class C Warrants is $ per share. The exercise price of the Class C Warrants may also be reduced to any amount and for any period of time at the sole discretion of the Board of Directors. The exercise price and number of Common Shares issuable on exercise are subject to appropriate adjustments in the event of certain dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares.

Transferability. Subject to applicable laws, the Class C Warrants and Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Class C Warrants or Pre-funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of the Class C Warrants and Pre-funded Warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the Class C Warrants or Pre-funded Warrants or by virtue of such holder’s ownership of our Common Shares, the holder of a Class C Warrant or Pre-funded Warrant does not have the rights or privileges of a holder of our Common Shares, including any voting rights, until the issuance of Common Shares upon exercise of the Class C Warrant or Pre-funded Warrant. Holders of Pre-funded Warrants have the right to participate in dividends and holders of Class C Warrants or Pre-funded Warrants have the right to participate in certain distributions as specified in the Class C Warrant or Pre-funded Warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class C Warrants and Pre-funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares or 50% of the voting power represented by our outstanding Common Shares, the holders of the Class C Warrants and Pre-funded Warrants will be entitled to receive upon exercise of the Class C Warrants or Pre-funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class C Warrants or Pre-funded Warrants immediately prior to such fundamental transaction.

Governing Law. The Class C Warrants and Pre-funded Warrants are governed by New York law.

Placement Agent Warrants

The following summary of certain terms and provisions of the Placement Agent Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Placement Agent Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Placement Agent Warrant. The Placement Agent Warrants will be issued in certificated form only.

We have agreed to issue to the Placement Agent (or its permitted assignees) Placement Agent Warrants to purchase a number of Common Shares equal to 5.0% of the total number of Shares and Pre-funded Warrants being sold in this offering. The Placement Agent Warrants will be substantially in similar form to the Class C Warrant issued in the offering. See the form of Placement Agent Warrant filed as an exhibit to the registration statement of which this prospectus forms a part for a complete description of the terms. The Placement Agent Warrants and the Common Shares underlying the Placement Agent Warrants are being registered on the registration statement of which this prospectus is a part.

TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Units consisting of one Common Share and one and one-half Class C Warrants (or one Pre-funded Warrant and one and one-half Class C Warrants) as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Units that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “—United States Federal Income Taxation of Non-U.S. Holders.”

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Units through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Units, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our Units as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more (by vote or value) of our shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our Units as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S., non-Marshall Islands tax laws.

We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

Because of the complexity of the tax laws and because the tax consequences to any particular holder of our Units may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our Units, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

United States Federal Income Tax Consequences

Taxation of Operating Income in General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.- source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income generally would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our “country of organization”, that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	either

A.	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

B.	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and the Rubico Predecessor are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly-Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that both we and the Rubico Predecessor satisfied the 50% Ownership Test for the 2025 taxable year and took this position on our U.S. federal income tax return for the 2025 year. This is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the 50% Ownership Test in future taxable years.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. We anticipate that our common shares, which are our sole class of issued and outstanding stock that is traded, will be “primarily traded” on Nasdaq, which is an established securities market for this purpose. In order to satisfy the Publicly-Traded Test, Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock generally will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our Former Parent’s common stock, which is listed on the NYSE American LLC and is our Former Parent’s only class of publicly-traded stock, did not constitute more than 50% of our Former Parent’s outstanding shares by vote for the 2025 taxable year, and accordingly, our Parent did not satisfy the listing threshold for the 2024 taxable year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a current rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or in the case of leasing income, is attributable to such fixed place of business in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of a Vessel

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to U.S. federal income taxation.

United States Federal Income Taxation of U.S. Holders

The following represents the opinion of our United States counsel, Watson Farley & Williams LLP, and is a summary of the material U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our Units.

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for United States federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for United States federal income tax purposes as the acquisition of one Common Share or one Pre-funded Warrant and one and one-half Class C Warrants. For United States federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the Common Share or Pre-funded Warrant and Class C Warrants based on the relative fair market value of each at the time of issuance. Under United States federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to each Common Share or Pre-funded Warrant and each Class C Warrant should be the shareholder’s tax basis in such Common Share or Pre-funded Warrant and each Class C Warrant, as the case may be. Any disposition of a Unit should be treated for United States federal income tax purposes as a disposition of the Common Share or Pre-funded Warrant and Class C Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the Common Share or Pre-funded Warrant and Class C Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances). The separation of the Common Share or Pre-funded Warrant and the Class C Warrant comprising a Unit should not be a taxable event for United States federal income tax purposes.

The foregoing treatment of the Common Shares, Pre-funded Warrants and Class C Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for United States federal income tax purposes.

Tax Treatment of the Pre-Funded Warrants

We believe that our Pre-funded Warrants should be treated as our Common Shares for United States federal income tax purposes, rather than warrants. Assuming this position is upheld, no gain or loss should be recognized upon the exercise of a Pre-funded Warrant and, upon exercise, the holding period of a Pre-funded Warrant should carry over to the Common Share received. Similarly, the tax basis of a Pre-funded Warrant should carry over to the Common Share received upon exercise, increased by the exercise price of $0.01 per share. However, our position is not binding on the IRS and the IRS may treat the Pre-funded Warrants as warrants to acquire our Common Shares. You should consult your tax advisor regarding the United States federal tax consequences of an investment in the Pre-funded Warrants. The following discussion assumes our Pre-funded Warrants are properly treated as our Common Shares.

Taxation of Distributions Paid on Common Shares or Pre-funded Warrants

Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to Common Shares or Pre-funded Warrants to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his or her Common Shares or Pre-funded Warrants on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on Common Shares or Pre-funded Warrants to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the Common Shares are readily tradable on an established securities market in the United States (such as Nasdaq on which our Common Shares are listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not expect to be); (3) the U.S. Non-Corporate Holder has owned the Common Shares or Pre-funded Warrants for more than 60 days in the 121-day period beginning 60 days before the date on which the Common Shares become ex-dividend; and (4) certain other conditions are met.

Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a Common Share or Pre-funded Warrants —paid by us. If we pay an “extraordinary dividend” on our Common Shares or Pre-funded Warrants that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such Common Shares or Pre-funded Warrants will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares, Pre-funded Warrants or Class C Warrants

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Common Shares, or Pre-funded Warrants or Class C Warrants in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such Common Shares, or Pre-funded Warrants or Class C Warrants. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares, or Pre-funded Warrants or Class C Warrants is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

U.S. Federal Income Tax Treatment of the Class C Warrants

Neither we nor a U.S. Holder of a Class C Warrant will recognize gain or loss as a result of the U.S. Holder’s receipt of our Common Shares upon exercise of a Class C Warrant. A U.S. Holder’s adjusted tax basis in the Common Shares received will be an amount equal to the sum of (i) the U.S. Holder’s adjusted tax basis in the Class C Warrant exercised and (ii) the amount of the exercise price for the Class C Warrant. If the Class C Warrants lapse without being exercised, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder’s adjusted tax basis in the Class C Warrants. A U.S. Holder’s holding period for Common Shares received upon exercise of a Class C Warrant will commence on the date the Class C Warrant is exercised.

The exercise price of a Class C Warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a Class C Warrant in the fully diluted common shares without proportionate adjustments to the holders of our Common Shares, a U.S. Holder of the Class C Warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend.

U.S. Holders of our Class C Warrants should also carefully review “—Passive Foreign Investment Company Rules” below, as a U.S. Holder generally will not be able to make a “mark-to-market” or QEF election with respect to the Class C Warrants if we are a PFIC.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock or is treated as holding stock by application of certain attribution rules (for instance, treating warrants as stock) in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our Common Shares, or Pre-funded Warrants or Class C Warrants, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or is held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary’s stock or other ownership interest. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

We believe that the Rubico Predecessor was not a PFIC for its 2025 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Common Shares or Pre-funded Warrants, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder’s Common Shares, or Pre-funded Warrants or Class C Warrants.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder of our Common Shares or Pre-funded Warrants makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the Common Shares or Pre-funded Warrants will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Common Shares or Pre-funded Warrants and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Common Shares or Pre-funded Warrants. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially reasonable efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year. A U.S. Holder of Class C Warrants will not be able to make a QEF election in respect of such Class C Warrants.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our Common Shares are treated as “marketable stock,” a U.S. Holder of our Common Shares or Pre-funded Warrants would be allowed to make a “mark-to-market” election with respect to our Common Shares or Pre-funded Warrants. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Common Shares or Pre-funded Warrants at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the Common Shares or Pre-funded Warrants. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Common Shares or Pre-funded Warrants over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its Common Shares or Pre-funded Warrants would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Common Shares or Pre-funded Warrants would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Common Shares or Pre-funded Warrants would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A U.S. Holder of Class C Warrants will not be able to make a mark-to-market election in respect of such Class C Warrants.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Common Shares or Pre-funded Warrants in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our Common Shares or Pre-funded Warrants), and (2) any gain realized on the sale, exchange or other disposition of our Common Shares, or Pre-funded Warrants or Class C Warrants. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our Common Shares, or Pre-funded Warrants or Class C Warrants;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our Common Shares, or Pre-funded Warrants or Class C Warrants. If a Non-Electing Holder who is an individual dies while owning our Common Shares, or Pre-funded Warrants or Class C Warrants, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Common Shares, or Pre-funded Warrants or Class C Warrants.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the Common Shares, or Pre-funded Warrants or Class C Warrants, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of the Company’s income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our Common Shares, or Pre-funded Warrants or Class C Warrants.

United States Federal Income Taxation of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our Common Shares, or Pre-funded Warrants generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Shares, or Pre-funded Warrants or Class C Warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

A Non-U.S. Holder will generally not be subject to United States federal income tax upon the exercise or lapse of our Class C Warrants.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Common Shares, or Pre-funded Warrants or Class C Warrants within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Common Shares, or Pre-funded Warrants or Class C Warrants to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our Common Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our Common Shares or Class C Warrants by a non-corporate U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	fails in certain circumstances to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our Common Shares, or Pre-funded Warrants and Class C Warrants, unless the Common Shares, or Pre-funded Warrants or Class C Warrants are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

Marshall Islands Tax Consequences

The following represents the opinion of our Marshall Islands counsel, Watson Farley & Williams LLP, and is a summary of the material Marshall Islands tax consequences of the ownership and disposition of our Units.

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our Common Shares, Pre-funded Warrants or Class C Warrants that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our Common Shares, Pre-funded Warrants or Class C Warrants.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, dated as of               , 2026, we have engaged Maxim Group LLC to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to the rights and remedies available to all investors in this offering under federal and state securities laws, the investors which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement.

The Units will be offered at a fixed price and are expected to be issued in a single closing. There is no minimum number of Units to be sold or minimum aggregate offering proceeds for this offering to close.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about               , 2026, subject to the satisfaction of customary closing conditions.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee equal to 6.0% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the Placement Agent for certain of its accountable and out-of-pocket expenses incurred in connection with this offering, including the Placement Agent’s legal fees, and actual travel and reasonable out-of-pocket expenses, in an amount not to exceed $90,000. If this offering is not completed, we have agreed to reimburse the Placement Agent for its actual expenses in an amount not to exceed $25,000.

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us, assuming the sale of all Units in this offering and the exercise of all issued Pre-funded Warrants.

		Per Unit Consisting of One Common Share and Accompanying Class C Warrants		Per Unit Consisting of One Pre-funded Warrant and Accompanying Class C Warrants		Total
Public offering price	$		$		$
Placement agent fees (6.0%)	$		$		$
Proceeds, before expenses, to us	$		$		$

We estimate that the total expenses of the offering payable by us, including registration and filing fees, printing fees and legal and accounting expenses, but excluding the Placement Agent fees above, will be approximately $  million. This figure includes, among other things, the Placement Agent’s expenses (including the fees, costs and expenses for the Placement Agent’s legal counsel) that we have agreed to reimburse.

Lock-Up Agreements

The Company has agreed that for a period of 30 days from the closing of this offering, that neither the Company nor any subsidiary may, without the prior written consent of the Placement Agent (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents or (ii) file any registration statement or prospectus, or any amendment or supplement thereto, subject to certain conditions and exceptions.

The Company’s directors and officers and certain stockholders shall enter into customary “lock-up” agreements in favor of the Placement Agent pursuant to which such persons and entities shall agree, for a period of 30 days after the closing of this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Placement Agent’s prior written consent, subject to certain conditions and exceptions.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Placement Agent Warrant

We have agreed to issue to the Placement Agent (or its permitted assignees) Placement Agent Warrants to purchase a number of Common Shares equal to 5.0% of the total number of Shares and Pre-funded Warrants being sold in this offering. The Placement Agent Warrants will be substantially similar to the Class C Warrants issued in the offering. See the form of Placement Agent Warrant filed as an exhibit hereto for a complete description of the terms of the Placement Agent Warrants. The Placement Agent Warrants and the Common Shares underlying the Placement Agent Warrants are being registered on the registration statement of which this prospectus is a part.

Other Rights

If within twelve (12) months following the closing of this offering, we complete any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any investors contacted or introduced by the Placement Agent during the Placement Agent’s engagement, then we will compensate the Placement Agent upon the closing of such financing in the manner provided in this offering.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The actual public offering price of the securities we are offering will be negotiated between us, the Placement Agent and the investors in the offering based on the trading of our Common Shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as placement agent and should not be relied upon by investors.

Certain Relationships

The Placement Agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

The Placement Agent acted as representative to the underwriters in connection with our underwritten public offering which was consummated in November 2025 for which it received compensation.

The Placement Agent acted as placement agent in connection with our best-efforts public offering which was consummated in January 2026 for which it received compensation.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Broadridge Financial Solutions, Inc.

Listing

Our Common Shares are listed on Nasdaq under the symbol “RUBI.”

Selling Restrictions

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the placement agent is not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

The People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Stock in, from or otherwise involving the United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our principal executive office is located outside of the United States in Athens, Greece.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors, or officers, judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding Placement Agent fees, expected to be incurred in connection with the offer and sale of our Common Shares. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$
FINRA filing fee
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Placement Agent’s accountable expenses
Miscellaneous
Total	$

LEGAL MATTERS

Certain legal matters with respect to United States Federal and New York law and Marshall Islands law in connection with this offering will be passed upon for us by Watson Farley & Williams LLP, New York, New York. The Placement Agent is being represented by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements of Rubico Inc. as of December 31, 2024 and 2025, and for each of the three years in the period ended December 31, 2025, incorporated by reference in this Registration Statement, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, under the Securities Act with respect to the securities offered by this prospectus. For the purposes of this section, the term registration statement on Form F-1 means the original registration statement on Form F-1 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-1 is qualified by reference to that exhibit for a complete statement of its provisions. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the securities offered hereby.

We are required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at www.rubicoinc.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we will be exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the related short-swing profit recovery provisions. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document. Any statement contained in this prospectus supplement or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on March 20, 2026; and

•	our Report on Form 6-K filed with the Commission on April 7, 2026.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the Placement Agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Placement Agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

          Up to           Units

Each Unit Consisting of One Common Share or One Pre-funded Warrant to Purchase One Common Share and One and One-Half Class C Warrants to Purchase Common Shares

              Placement Agent Warrants

(and up to             Common Shares Underlying the Pre-funded Warrants, up to           Common Shares

Underlying the Class C Warrants and up to            Common Shares Underlying the Placement Agent Warrants)

Rubico Inc.

PRELIMINARY PROSPECTUS

, 2026

Sole Placement Agent

Maxim Group LLC

PART II

Item 6.	Indemnification of Directors and Officers.

I.	Section 12 of Article III of the Amended and Restated Bylaws of Rubico Inc. (the “Corporation”) provides as follows:

1.	Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Republic of The Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Corporation shall pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that he or she is not entitled to indemnification under this section.

II.	Section 60 of the Business Corporations Act of the Republic of the Marshall Islands provides as follows:

1.	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his or her conduct was unlawful.

2.	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4.	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5.	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

6.	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.	Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.

On June 23, 2025, we entered into a share purchase agreement to sell 32 Common Shares at a purchase price of $ 46,800.00 per Common Share, for aggregate gross proceeds of $1.5 million, in a private placement pursuant to exemptions from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Regulation S promulgated thereunder (the “Private Placement”). Pursuant to the share purchase agreement, the purchasers in the Private Placement received customary registration rights. The Private Placement closed concurrently with the Spin-Off distribution.

As of April 9, 2026, pursuant to a common share purchase agreement with a selling shareholder dated July 21, 2025, we have sold 646,496 Common Shares in reliance upon the provisions of Section 4(a)(2) of the Securities Act and any other available exemptions from registration under the Securities Act.

On February 20, 2026, we entered into a share purchase agreement with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase the shares of an entity that had entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt MR chemical/product oil tanker. The $4.2 million purchase price was settled through the issuance of 4,236 Series G Preferred Shares on March 18, 2026. We believe the issuance of these Series G Preferred Shares was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Regulation S promulgated thereunder.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are included in this registration statement on Form F-1:

Exhibit Index

Exhibit No.	Description
1.1	Form of Placement Agency Agreement*
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)
3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 1.4 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
3.5	Form of Statement of Designation of the Series A Participating Preferred Stock of the Company (incorporated by reference to Exhibit 2.2 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 21, 2023)
3.6	Form of Statement of Designation of the Series D Preferred Shares of the Company (incorporated by reference to Exhibit 2.3 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)
3.7	Form of Statement of Designation of the Series E Preferred Shares of the Company (incorporated by reference to Exhibit 3.6 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
3.8	Statement of Designation of the Series G Preferred Shares of the Company (incorporated by reference to Exhibit 2.5 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
3.9	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6-K previously filed with the SEC by Rubico Inc. on April 7, 2026)
4.1	Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 21, 2023)
4.2	Form of November Pre-funded Warrant (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on September 22, 2025)
4.3	Form of Class A Common Share Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on September 22, 2025)
4.4	Form of November Representative Warrant (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on September 22, 2025)
4.5	Form of Class B Warrant (incorporated by reference to Exhibit 4.5 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
4.6	Form of January Pre-funded Warrant (incorporated by reference to Exhibit 4.6 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
4.7	Form of January Representative Warrant (incorporated by reference to Exhibit 4.7 of Amendment No.1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
4.8	Form of Class C Warrant*
4.9	Form of Pre-funded Warrant*
4.10	Form of Placement Agent Warrant*
5.1	Opinion of Watson Farley & Williams LLP, as to the legality of the securities being registered*
8.1	Opinion of Watson Farley & Williams LLP, as to certain tax matters*
10.1	Shareholders’ Rights Agreement by and between the Company and Broadridge Financial Services Inc. as Rights Agent (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.2	Contribution and Conveyance Agreement dated August 1, 2025, by and between the Company and Top Ships Inc. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)

10.3	Management Agreement by and between Athenean Empire Inc. and Central Shipping Inc. (incorporated by reference to Exhibit 4.5 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 21, 2023)
10.4	Management Agreement by and between Roman Empire Inc. and Central Shipping Inc. (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)
10.5	Letter Agreement dated August 1, 2025, from Central Shipping Inc. to the Company, in respect of provision of management services (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)
10.6	Loan Agreement for a Secured Floating Interest Rate Loan Facility of up to $38,000,000, dated May 6, 2021, by and among Alpha Bank S.A. and Athenean Empire Inc. in relation to the M/T Eco Malibu (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the SEC by Top Ships Inc. on April 15, 2022)
10.7	Deed of Amendment and Restatement dated June 22, 2023, among Roman Empire Inc. as borrower and hedge guarantor, Top Ships Inc. as parent guarantor and ABN AMRO Bank N.V. as arranger, lender, hedge counterparty, facility agent and security agent, relating to a facility agreement dated March 18, 2021 in respect of the financing of M/T Eco West Coast. (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)
10.8	Bareboat Charter in respect of M/T Eco Malibu, dated August 7, 2025 (incorporated by reference to Exhibit 4.8 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.9	Guarantee dated August 7, 2025, between Rubico Inc. and Lustre 6 Holding Limited, relating to the bareboat charter of M/T Eco Malibu (incorporated by reference to Exhibit 4.9 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.10	Bareboat Charter in respect of M/T Eco West Coast, dated August 7, 2025 (incorporated by reference to Exhibit 4.10 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.11	Guarantee dated August 7, 2025, between Rubico Inc. and Lustre 4 Holding Limited, relating to the bareboat charter of M/T Eco West Coast (incorporated by reference to Exhibit 4.11 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.12	Form of Share Purchase Agreement (incorporated by reference to Exhibit 4.12 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)
10.13	Equity Incentive Plan (incorporated by reference to Exhibit 4.13 of the Registration Statement on Form 20-F previously filed with the SEC by Rubico Inc. on June 4, 2025)
10.14	Common Share Purchase Agreement by and between the Company and B. Riley Principal Capital II, LLC, dated July 21, 2025 (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)
10.15	Registration Rights Agreement by and between the Company and B. Riley Principal Capital II, LLC, dated July 21, 2025 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on July 21, 2025)
10.16	Form of Registration Rights Agreement dated August 4, 2025, by and among the Company and the purchasers in the Private Placement (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on August 13, 2025)
10.17	Letter of Intent between the Company and Top Ships, Inc., dated December 4, 2025 (incorporated by reference to Exhibit 10.19 of Amendment No. 1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 11, 2025)
10.18	Share Purchase Agreement between the Company and Top Ships Inc., dated December 31, 2025 (incorporated by reference to Exhibit 10.20 of Amendment No. 1 to the Registration Statement on Form F-1 previously filed with the SEC by Rubico Inc. on December 31, 2025)
10.19	Executive Services Agreement, dated January 22, 2026, by and between Rubico Inc. and Central Mare Inc. (incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.20	Shipbuilding Contract dated February 3, 2026, between Roman Shark IX Inc. and Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction Product oil Tanker having builder’s Hull Number 25110062 (incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)

10.21	Share Purchase Agreement between the Company and Central Mare Inc., dated February 20, 2025 (incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.22	Memorandum of Agreement between Roman Shark IX Inc. and Tianjin Jinhai Sanshisi Leasing Co., Ltd. in respect of Hull Number 25110062 (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.23	Bareboat Charter between Tianjin Jinhai Sanshisi Leasing Co., Ltd. and Roman Shark Inc. in respect of Hull Number 25110062 (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.24	Guarantee between Rubico Inc. and Tianjin Jinhai Sanshisi Leasing Co., Ltd., relating the bareboat charter of the Product Oil Tanker having builder’s hull no. 25110062 (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F previously filed with the SEC by Rubico Inc. on March 20, 2026)
10.25	Form of Securities Purchase Agreement*
21.1	List of subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F, filed with the SEC on March 20, 2026)
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Watson Farley & Williams LLP (included in Exhibits 5.1 and 8.1 hereto)*
24.1	Powers of Attorney (included on the signature page hereto)**
107	Filing Fee Table*

*Filed herewith

**Previously filed

Item 9.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece on the              day of              , 2026.

RUBICO INC.

Name: Nikolaos Papastratis
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kalliopi Ornithopoulou and Will Vogel, with full power to act alone, his or her true lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                   , 2026.

Chief Executive Officer
Kalliopi Ornithopoulou	(Principal Executive Officer), President and Chairwoman of the Board

Chief Financial Officer
Nikolaos Papastratis	(Principal Financial Officer and Principal Accounting Officer), Secretary and Director

Director
Aristovoulos Christinis

George Xiradakis	Director

George M. Daskalakis	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on                      , 2026.

PUGLISI & ASSOCIATES

By:
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States